March 4, 2020

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

       Re: CEL-SCI Corporation
           Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed February 21, 2020
           File No. 333-229295

Dear Mr. Kersten:

       We have reviewed your post-effective amendment and your letter dated February 24,
2020 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed February 21, 2020

Description of Common Stock, page 4

1. We note your disclosure regarding your forum selection provision for certain claims.
       Your disclosure that the laws of Delaware will apply to any such claim does not appear to be consistent with your proposed changes to your bylaws. In that regard, we note that the proposed changes to your bylaws removes the sentence that the laws of Delaware will apply. Please revise. In addition, please include risk factor disclosure regarding this provision to update the risk factor disclosure provided in your annual report on Form 10-K that is incorporated by reference. In that regard, we note your disclosure in your prospectus that it is your intention that this provision applies to actions arising under the
       Securities Act and the Exchange Act. Please also revise your disclosure regarding the
 Geert Kersten
CEL-SCI Corporation
March 4, 2020
Page 2
      applicability of the exclusive forum provision to state law claims to clearly state that there is uncertainty as to whether a court would enforce your provision.
General

2. We note your response to comment one in our letter dated February 14, 2020. Please revise your prospectus to make clear what remedies shareholders have under Section
      12(a)(1) of the Securities Act of 1933 if the shares inadvertently issued were issued in violation of Section 5 of the Securities Act of 1933. For example, please reflect the amount subject to possible rescission on your financial statements, describe the matter in a note to the financial statements, add risk factor disclosure, and provide MD&A disclosure.
3. It appears you are attempting to register additional shares by post-effective amendment.
      For example, it does not appear shares of common stock issuable upon exercise of Series
      Y warrants were included in your registration statement on Form S-1 that was declared effective on February 3, 2020. The company is not eligible to register additional shares in this manner. Please advise and provide us your analysis. Refer generally to Securities
      Act Rule 413. For guidance, refer to Compliance and Disclosure Interpretations,
      Securities Act Rules Question 210.01.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Celeste Murphy at 202-551-3257 with any questions.



                                                             Sincerely,
FirstName LastNameGeert Kersten
                                                             Division of
Corporation Finance
Comapany NameCEL-SCI Corporation
                                                             Office of Life
Sciences
March 4, 2020 Page 2
cc:       William T. Hart, Esq.
FirstName LastName